(As filed March 30, 1999)

                                                             File No. 70-9397

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                 Amendment No. 4
                                       on
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                     Cheyenne Light, Fuel and Power Company
                           New Century Services, Inc.
                            West Gas Interstate, Inc.
                              NC Enterprises, Inc.
                         New Century International, Inc.
                                  e prime, inc.
                         PS Colorado Credit Corporation
                            Natural Fuels Corporation
                            P.S.R. Investments, Inc.
                          Green and Clear Lakes Company
                                1480 Welton, Inc.
                            The Planergy Group, Inc.
                            New Century-Cadence, Inc.
                                1225 17th Street
                           Denver, Colorado 80202-5533

                       Southwestern Public Service Company
                                Quixx Corporation
                         Utility Engineering Corporation
                                 Tyler at Sixth
                              Amarillo, Texas 79101

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              ----------------------------------------------------

                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                                Teresa S. Madden
                                   Controller
                            New Century Energies, Inc
                           1225 17th Street, Suite 900
                           Denver, Colorado 80202-5533

                     (Name and address of agent for service)

                The Commission is requested to send copies of all
              notices, orders and communications in connection with
                       this Application or Declaration to:

     William M. Dudley, Esq.                    William T. Baker, Jr., Esq.
     New Century Energies, Inc.                 Thelen Reid & Priest LLP
     1225 17th Street, Suite 600                40 West 57th Street
     Denver, Colorado 80202-5533                New York, New York 10019

         The Application or Declaration filed in this proceeding on October 22, 1998, as amended and restated in its entirety by Amendment No. 1, filed
January 21, 1999, and as further amended by Amendment No. 2, filed February 2, 1999, and Amendment No. 3, filed March 12, 1999, is further amended as follows:

         1. Subparagraph (ix) of ITEM 1.2 - NCE AND SUBSIDIARIES' CURRENT FINANCING AUTHORITY is amended and restated to read as follows:

         "(ix) NCE is authorized to use the proceeds of financing (including guarantees) to fund investments in one or more EWGs or FUCOs in an aggregate amount at any time outstanding which, when added to NCE's "aggregate investment" (as defined in Rule 53(a)(1)) at any time in all such entities, will not exceed 100% of NCE's "consolidated retained earnings" (also as defined in Rule 53(a)(1))."1


         2. ITEM 1.3 - OTHER PENDING APPLICATIONS is amended by deleting subparagraph (ii).


         3. The final sentence of the first paragraph of ITEM 1.5 - USE OF PROCEEDS is amended and restated to read as follows:

         "Any use of proceeds to make investments in Rule 58 Subsidiaries will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation of Rule 53, as modified as applicable to equity and debt offerings and the issuance of guarantees by NCE by the Commission's order dated February 26, 1999 in File No. 70-9341."


         4.       ITEM 3.2  - RULE 54 ANALYSIS is amended and restated in its
                              ----------------
entirety to read as follows:

                  "The transactions proposed herein are also subject to
         Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or

------------------

         1        In New Century Energies, Inc., Holding Co. Act Release
No. 26982 (February 26, 1999), the Commission authorized NCE with respect to the issuance of debt and equity securities, including guarantees, to have an aggregate investment in EWGs and FUCOs, as calculated in accordance with Rule 53(a)(1), in an amount up to NCE's consolidated retained earnings, as determined in accordance with Rule 53(a)(1)(ii).


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


         FUCO upon the registered holding company system if paragraphs (a),
         (b) and (c) of Rule 53 are satisfied.

              Initially, NCE has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities(including any guarantees) to finance an acquisition of an EWG or FUCO.

              Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings" (also as defined in Rule 53(a)(1)(ii)). However, by order dated February 26, 1999 in File
         No. 70- 9341, the Commission has authorized NCE to finance investments in EWGs and FUCOs in an amount up to 100% of NCE's "consolidated retained earnings." NCE's "aggregate investment" in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire"), which will become a FUCO, and Independent Power Corporation plc ("IPC"), which will become either an EWG or a FUCO, is currently equal to 55.4% of NCE's "consolidated retained earnings"for the four quarters ended
         December 31, 1998 ($698.2 million). At the present time, therefore, NCE satisfies all of the requirements of Rule 53(a), as modified by the Commission's order of February 26, 1999 in File No. 70-9341.

              However, even if the Commission were to take into account the effect of the capitalization and earnings of EWGs and FUCOs (including, on a pro forma basis, Yorkshire and IPC) in which NCE has invested, it would have no basis for denying the transactions proposed herein. The transactions proposed herein relate to a program of external and intrasystem financing for a variety of corporate purposes, including the refunding of significant amounts of indebtedness of PSCo.

              Moreover, there has been no material impact on NCE's consolidated capitalization by reason of the inclusion therein of the capitalization and earnings of EWGs and FUCOs (including on a pro forma basis Yorkshire and IPC) in which NCE has an interest. NCE believes that its current capitalization ratios (45.3% equity and 54.7% debt and preferred securities as of December 31, 1998) and relevant measurements of earning capacity (e.g., earnings per share) are within acceptable ranges established by peer group utilities. Finally, although NCE's consolidated earnings for the year ended December 31, 1997, were negatively affected by its investment in Yorkshire, this was solely as the result of the imposition by the United Kingdom of a one-time, non-recurring, windfall tax on Yorkshire. Importantly, this tax did


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

         not affect earnings from ongoing operations, and, therefore, would not have any negative financial impact on earnings in future periods."

         5. ITEM 6 - EXHIBITS AND FINANCIAL STATEMENTS is amended to list the
                     ---------------------------------
following updated financial statements:

         B.       FINANCIAL STATEMENTS.
                  --------------------

                  1.1 Balance Sheet of NCE and consolidated subsidiaries, as of December 31, 1998 (incorporated by reference to the Current Report on Form 8-K of NCE, as filed February 23, 1999) (File No. 1-12927).

                  1.2 Statements of Income of NCE and consolidated subsidiaries for the year ended December 31, 1998 (incorporated by reference to the Current Report on Form 8-K of NCE, as filed February 23, 1999) (File No. 1-12927).

                  2.1 Balance Sheet of PSCo and consolidated subsidiaries, as of December 31, 1998 (incorporated by reference to the Current Report on Form 8-K of PSCo, as filed February 23, 1999) (File No. 1-3280).

                  2.2 Statements of Income of PSCo and consolidated subsidiaries for the year ended December 31, 1998 (incorporated by reference to the Current Report on Form 8-K of PSCo, as filed February 23, 1999) (File No. 1-3280).

                  3.1 Balance Sheet of SPS, as of December 31, 1998 (incorporated by reference to the Current Report on Form 8-K of SPS, as filed February 23, 1999) (File No. 1-3789).

                  3.2 Statements of Income of SPS for the year ended December 31, 1998 (incorporated by reference to the Current Report on Form 8-K of SPS, as filed February 23, 1998) (File No. 1-3789).

                  4.1 Balance Sheet of Enterprises and consolidated subsidiaries as of December 31, 1998 (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Application/Declaration filed in File No. 70-9199).

                  4.2 Statement of Income of Enterprises and consolidated subsidiaries as of December 31, 1998 (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Application/Declaration filed in File
                           No. 70-9199).


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


                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                    NEW CENTURY ENERGIES, INC.
                                    PUBLIC SERVICE COMPANY OF COLORADO
                                    NEW CENTURY SERVICES, INC.
                                    NC ENTERPRISES, INC.
                                    E PRIME, INC.
                                    GREEN AND CLEAR LAKES COMPANY
                                    THE PLANERGY GROUP, INC.
                                    NEW CENTURY-CADENCE, INC.
                                    SOUTHWESTERN PUBLIC SERVICE COMPANY


                                    By:     /s/ Richard C. Kelly
                                            -----------------------------------
                                            Name:    Richard C. Kelly
                                            Title:   Executive Vice President of
                                                     New Century Energies, Inc.,
                                                     Public Service Company of
                                                     Colorado, New Century
                                                     Services, Inc., NC
                                                     Enterprises, Inc., and
                                                     Southwestern Public Service
                                                     Company; President of e
                                                     prime, inc.; Treasurer of
                                                     Green and Clear Lakes
                                                     Company and New
                                                     Century-Cadence, Inc.; and
                                                     Vice President of The
                                                     Planergy Group, Inc.

                                    (signatures continued on the next page)



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


                                    CHEYENNE LIGHT, FUEL AND POWER
                                            COMPANY
                                    WEST GAS INTERSTATE INC.
                                    NEW CENTURY INTERNATIONAL INC.
                                    PS COLORADO CREDIT CORPORATION
                                    1480 WELTON, INC.
                                    P.S.R. INVESTMENTS, INC.


                                    By:     /s/ Cathy J. Hart
                                            -----------------------------------
                                            Name:    Cathy J. Hart
                                            Title:   Secretary


                                    NATURAL FUELS CORPORATION
                                    QUIXX CORPORATION
                                    UTILITY ENGINEERING CORPORATION


                                    By:     /s/ Bill D. Helton
                                            -----------------------------------
                                            Name:    Bill D. Helton
                                            Title:   Chairman of the Board


Date:    March 30, 1999





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